LIMITED LIABILITY COMPANY AGREEMENT

OF

VICTORYBASE NY1, LLC

(a Texas limited liability company)

Dated as of February 10, 2023

THE INTERESTS ISSUED UNDER THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR REGISTERED OR QUALIFIED UNDER THE APPLICABLE STATE SECURITIES LAWS, IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION AND QUALIFICATION PROVIDED IN THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND QUALIFICATION OR REGISTRATION UNDER THE APPLICABLE STATE SECURITIES LAWS, OR UNLESS SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

IN ADDITION, THE INTERESTS ISSUED UNDER THIS AGREEMENT MAY BE SOLD OR TRANSFERRED ONLY IN COMPLIANCE WITH THE RESTRICTIONS ON TRANSFER SET FORTH HEREIN.

TABLE OF CONTENTS

EXHIBITS

LIMITED LIABILITY COMPANY AGREEMENT

OF

VICTORYBASE NY1, LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT of VICTORYBASE NY1, LLC, a Texas limited liability company (the "Company"), is made, entered into and effective as of February 10, 2023, by and between LAWLER REALTY, LLC, a New York limited liability company, as a member of the Company ("Preferred Member"), and VICTORYBASE HOLDINGS LLC, a Texas limited liability company, as a member of the Company ("Common Member") and the initial Manager.

RECITALS

WHEREAS, the Company was formed pursuant to the provisions of the Texas Revised Uniform Limited Liability Company Act, Texas Code, Title 6, Sections 18-101, et seq., as amended from time to time (the "Act"), pursuant to that certain Certificate of Formation of the Company, dated October 28, 2022 (the "Certificate of Formation"), filed in the office of the Secretary of State of Texas (the "Secretary of State") on October 28, 2022; and

WHEREAS, each of Common Member and Preferred Member desires to enter into this Agreement to set forth the respective rights and obligations of the Members and the Manager, effective as of the date hereof and on the terms and conditions as set forth in this Agreement; and

NOW, THEREFORE, in consideration of the mutual covenants and the promises contained herein (the receipt and sufficiency of which being hereby acknowledged), the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE 1
DEFINITIONS AND TERMS

1.1   **Definitions**. Unless the context otherwise requires, the following terms shall have the following meanings for the purposes of this Agreement:

"Act" has the meaning set forth in the Recitals to this Agreement.

"Adjusted Capital Account Deficit" means, with respect to any Member for any period, the deficit balance, if any, in such Member's Capital Account as of the end of such period, after giving effect to the following adjustments:

(a)   Credit to such Capital Account any amounts that such Member is deemed obligated to restore as described in the penultimate sentence of Treasury Regulation Section 1.704-2(g)(1) and in Treasury Regulation Section 1.704-2(i)(5); and

(b)   Debit to such Capital Account the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistent therewith.

"Affiliate" means, with respect to any specified Person, a Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the Person specified.

"Agreement" means this Limited Liability Company Agreement and all Exhibits referred to herein and attached hereto, each of which is made a part hereof, as amended, supplemented or otherwise modified from time to time. Words such as "herein", "hereinafter", "hereto", "hereby" and "hereunder", when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires.

"Authorized Signatory" has the meaning set forth in Section 6.1.3.

"Available Cash" means, for each Fiscal Year or other period, all cash receipts of the Company from all sources, proceeds from rental or business interruption insurance and any funds released during such period from cash reserves previously established, without reduction for any non-cash charges, but less amounts used during such Fiscal Year or other period (i) to pay current operating expenses and to pay or establish reasonable reserves for future expenses, fees, commissions, debt payments, capital improvements and replacements, environmental remediation, rehabilitation and construction costs and other contingencies of the Company, (ii) to pay any expenditures made, or expenses incurred, by the Company and any subsidiary in connection with a sale or refinancing, or (iii) reserves retained from such cash receipts or the proceeds of a sale as determined by the Manager.

"Book Basis" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   the initial Book Basis of any asset contributed (or deemed contributed) to the Company shall be such asset's gross fair market value at the time of such contribution as reasonably determined by the Members;

(b)   the Book Basis of all Company assets may be adjusted in the discretion of Members to equal their respective gross fair market values, as reasonably determined by the Members, at the times specified in Treasury Regulations Section 1.704-1(b)(2)(iv)(f);

(c)   any adjustments to the adjusted basis of any asset of the Company pursuant to Section 734 or Section 743 of the Code shall be taken into account in determining such asset's Book Basis in a manner consistent with Treasury Regulations Section 1.704-1(b)(2)(iv)(m);

(d)   the Book Basis of any Company asset distributed or deemed distributed by the Company to any Member shall be adjusted immediately prior to such distribution to equal its gross fair market value as of the date of distribution, as reasonably determined by the Members; and

(e)   if the Book Basis of an asset has been determined pursuant to clause (a), (b) or (c) of this definition, such Book Basis shall thereafter be adjusted in the same manner as would the asset's adjusted basis for federal income tax purposes, except that depreciation deductions shall be computed based on the asset's Book Basis as so determined, rather than on its adjusted tax basis.

"Business Day" means any day other than a Saturday, Sunday or other day on which national banks in Dallas, Texas, or New York, New York, are required or permitted to be closed.

"Business of the Company" means the purpose of the Company as described in Section 2.6.

"Capital Account" means the separate account maintained for each Member under Section 4.1 hereof.

"Capital Event" means (i) any sale, transfer, or other disposition or liquidation of the Property (including a foreclosure sale of the Property to an unaffiliated third party) or the Interests in the Company; (ii) the refinancing of the Senior Loan; or (iii) a casualty (where the proceeds are not to be used for reconstruction), condemnation or a similar event with respect to any part of the Property (other than business interruption or rental loss insurance proceeds), where the gross proceeds from such event exceed $100,000.

"Capital Contribution" means the cash, cash equivalents, promissory obligations and the fair market value of property other than cash (net of liabilities which the Company assumes or takes the property subject to) contributed, or deemed contributed, to the capital of the Company by a Member.

"Capital Proceeds" means, with respect to any Capital Event, all amounts paid to or received by or on behalf of the Company in connection with such Capital Event.

"Certificate of Formation" has the meaning ascribed thereto in the Recitals to this Agreement, as the same may be amended from time to time.

"Code" means the Internal Revenue Code of 1986, as amended (or any corresponding provision or provisions of any succeeding law).

"Common Equity Investment" means the Capital Contributions made by the Common Member.

"Common Member" has the meaning ascribed thereto in the introductory paragraph of this Agreement and its permitted successors and assigns who or which acquires part or all of the Common Member Interest and are admitted as a substitute member of the Company pursuant to the provisions of this Agreement.

"Common Member Interest" means the Interest in the Company issued to Common Member in consideration of the Common Equity Investment.

"Company" has the meaning ascribed thereto in the introductory paragraph of this Agreement.

"Company Minimum Gain" means "partnership minimum gain" as defined in Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d)(1).

"Company Property" means any assets of the Company, whether tangible or intangible, or any portion thereof.

"Control" and its corollaries means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, which may be subject to certain veto or consent rights of another Person over certain matters.

"Dissolution" means (a) when used with reference to the Company, the earlier to occur of the events described in Section 11.1 and (b) when used with reference to any Member, the earlier to occur of the date upon which (i) there is a Dissolution of the Company and (ii) such Member's entire Interest in the Company is terminated by means of a distribution or series of distributions by the Company to such Member.

"Effective Date" means the date of execution of this Agreement by the parties hereto.

"Fiscal Year" means the taxable year of the Company, which shall begin on January 1 and end on December 31, or such other taxable year as required by Section 706(b) of the Code.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Indemnitee" has the meaning ascribed thereto in Section 12.1.

"Interest" means any limited liability company interest in the Company, including, without limitation, the Preferred Member Interest and the Common Member Interest.

"IRR" means the annual discount rate, which shall be applied to a designated Member's Capital Contributions to and distributions from the Company, at which the net present value of such Member's Capital Contributions to and distributions from the Company equals zero; calculated from the actual date such Capital Contribution was made or the actual date such distribution was received, as the case may be. A Member's IRR shall be calculated on the basis of the actual number of days elapsed over a 365- or 366-day year, as the case may be, using cumulative annual compounding. For purposes of this Agreement, IRR shall be calculated using the XIRR function of Microsoft Excel.

"Lender Guaranties and Indemnities" shall mean any guaranty or indemnity provided by a Person in connection with a Senior Loan, including, without limitation, any payment guaranty, recourse carve-out guaranty, environmental indemnity, tax and interest guaranty, completion guaranty or carry guaranty.

"Loan Guarantor" shall have the meaning set forth in Section 12.1.

"Losses" means any and all claims, suits, liabilities, actions, proceedings, obligations, debts, damages, losses, costs, expenses, fines, penalties, charges, fees, judgments, awards, and amounts paid in settlement of whatever kind or nature (including, without limitation legal fees and other costs of defense).

"Major Decision" shall have the meaning set forth in Section 6.3.

"Manager" means, as of the Effective Date, the Common Member, or, if applicable, its replacement selected to manage the Company pursuant to this Agreement. The Manager is hereby designated as a "manager" of the Company within the meaning of Section 18-101(10) of the Act.

"Mandatory Redemption Date" means February 10, 2028.

"Members" means, collectively, the Common Member and Preferred Member and any other Person who or which holds an Interest and is admitted as a member of the Company in accordance with this Agreement. Reference to a "Member" shall be to any one of the Members.

"Member Nonrecourse Debt" means "partner nonrecourse debt," as defined in Treasury Regulations Section 1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a nonrecourse liability of the Company, determined in accordance with Treasury Regulations Sections 1.704-2(i)(2) and (3).

"Member Nonrecourse Deductions" means "partner nonrecourse deductions," as defined in Treasury Regulations Section 1.704-2(i)(2).

"Net Capital Proceeds" means, with respect to any Capital Event, all Capital Proceeds, less (a) amounts paid or payable in respect of the Senior Loan, (b) reasonable and customary costs and expenses incurred in connection with such Capital Event (including the cost to rebuild or replace the damaged or condemned portion of the Property), (c) any additional liabilities of the Company which are required to be satisfied in connection with the occurrence of such Capital Event out of the Capital Proceeds, and (d) and such reserves as the Manager may reasonably determine are required to be established in connection with the occurrence of such Capital Event.

"Net Profits" and "Net Losses" mean, for any period, the taxable income or loss, respectively, of the Company for such period, in each case as determined for U.S. federal income tax purposes, but computed with the following adjustments:

> (i)   items of income, gain, loss and deduction (including, without limitation, gain or loss on the disposition of any Company asset and depreciation or other cost recovery deduction or expense) shall be computed based upon the Book Basis of the

Company's assets rather than upon such assets' adjusted bases for U.S. federal income tax purposes;

(ii) any tax-exempt income received by the Company shall be deemed for these purposes only to be an item of gross income;

(iii) any expenditure of the Company described in Section 705(a)(2)(B) of the Code (or treated as described therein pursuant to Treasury Regulations under Section 704(b) of the Code) shall be treated as a deductible expense;

(iv) there shall be taken into account any separately stated items under Section 702(a) of the Code;

(v) if the Book Basis of any Company asset is adjusted pursuant to clauses (ii) or (iv) of the definition thereof, the amount of such adjustment shall be taken into account in the period of adjustment as gain or loss from the disposition or deemed disposition of such asset for purposes of computing Net Profits and Net Losses; and

(vi) items of income, gain, loss, or deduction or credit allocated pursuant to Section 4.3 shall not be taken into account.

"Nonrecourse Deductions" has the meaning ascribed thereto in Treasury Regulations Section 1.704-2(b)(1).

"Notices" has the meaning set forth in Section 13.4.

"Officers" has the meaning set forth in Section 6.1.3.

"Permitted Transfer" has the meaning set forth in Section 8.1.

"Person" includes any natural person, corporation, trust, association, joint stock company, partnership, limited liability company, joint venture or other entity and any government or agency, instrumentality or political subdivision thereof.

"Preferred Equity Balance" means, as of the date of determination, an amount equal to (i) the Preferred Equity Investment, minus (ii) all distributions made to Preferred Member pursuant to Section 5.1.2(a).

"Preferred Equity Investment" means Preferred Member's Capital Contribution on the Effective Date in the amount of $2,000,000.00.

"Preferred Member" has the meaning ascribed thereto in the introductory paragraph of this Agreement and its permitted successors and assigns who or which acquires the Preferred Member Interest and are admitted as Members of the Company pursuant to this Agreement.

"Preferred Member Interest" means the Interest in the Company issued to Preferred Member in consideration of the Preferred Equity Investment.

"Priority Return" means, for any Fiscal Year, a return on investment calculated at the rate of six percent (6%) per annum return, compounding annually, on the Preferred Equity Balance, with such Priority Return commencing to accrue on the date the Preferred Equity Investment is made to the Company.

"Property" means that certain property located in Sackets Harbor, Jefferson County, New York, being more particularly described on Exhibit A attached hereto and made a part hereof, together will all buildings and improvements thereon.

"Purchase Agreement" means that certain Purchase and Sale Agreement dated February 10, 2023, together with all amendments thereto, by and between the Company, as purchaser, and Preferred Member, as seller, in connection with the purchase and sale of the Property.

"Redemption Date" means the date on which the Redemption in Full occurs.

"Redemption in Full" means the Required Redemption Amount has been paid in full.

"Regulations" means the federal income tax regulations promulgated by the Treasury Department under the Code, as such regulations may be amended from time to time. All references herein to a specific section of the Regulations shall be deemed also to refer to any corresponding provisions of succeeding Regulations.

"Regulatory Allocations" has the meaning set forth in Section 4.3.6 hereof.

"Required Redemption Amount" means, as of the date of determination, an amount equal to the sum of (i) the Preferred Equity Balance, plus (ii) the amount sufficient for the Preferred Member to achieve a 7.5% IRR on the Preferred Equity Investment (inclusive of all distributions made (or deemed made) to the Preferred Member).

"Secretary of State" has the meaning ascribed thereto in the Recitals of this Agreement.

"Senior Lender" means, the holder of the Senior Loan, or any successor holders from time to time.

"Senior Loan" means any loan or financing secured by a mortgage, deed of trust or similar real property lien filed against the Property which will be used to finance the costs of acquiring the Property.

"Senior Loan Documents" means any loan agreement, promissory note or other evidence of indebtedness and all deeds of trust, mortgages and security agreements, assignments, financing statements, pledges and collateral security agreements delivered in connection with the Senior Loan, and any replacement, renewal, extension, substitution, addition, supplement, amendment or modification of any of the foregoing entered into in accordance with the terms of this Agreement.

"Transfer" has the meaning ascribed thereto in Section 8.1. The terms "Transferee", "Transferor" or "Transferred" shall have the meanings correlative thereto.

"Treasury Regulation" or "Regulation" means, with respect to any referenced provision, such provision of the regulations of the United States Department of the Treasury.

ARTICLE 2
THE COMPANY AND ITS BUSINESS

2.1   **Formation of Company; Admission of Preferred Member and Issuance of Preferred Member Interest**. The Company was formed pursuant to the provisions of the Act by the execution, delivery and filing of the Certificate of Formation with the Secretary of State in accordance with and pursuant to the Act. The Manager and Members hereby ratify the filing of the Certificate of Formation of the Company. The rights and liabilities of the Members, the management of the affairs of the Company and the conduct of its business shall be as provided in the Act, except as herein otherwise expressly provided.

2.2   **Name**. The name of the Company is "VictoryBase NY1, LLC" or such other name as the Manager shall select from time to time.

2.3   **Principal Office**. The Company shall maintain its principal place of business at c/o VictoryBase Holdings LLC, 550 Reserve St., Suite 190, Southlake, TX 76092, or at such other place as the Manager may determine from time to time.

2.4   **Registered Office and Registered Agent**. The Company's initial registered offices and registered agent shall be as set forth in the Certificate of Formation. The registered office and registered agent may be changed by the Manager from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Secretary of State pursuant to the Act.

2.5   **Period of Duration**. The period of duration of the Company commenced on the date of the filing of the Certificate of Formation with the Secretary of State and shall continue in perpetuity, unless the Company is dissolved sooner in accordance with the provisions of this Agreement.

2.6   **Business and Purpose of the Company**. The business purpose of the Company (the "Business of the Company") is limited solely to engaging in the following activities:

2.6.1   To, either directly or through one or more subsidiaries wholly owned (directly or indirectly) by the Company, acquire, own, hold, lease, operate, develop, improve, renovate, rehabilitate, manage, sell, finance, refinance and/or transfer any portion of the Property; and

2.6.2   transacting any and all lawful business for which a limited liability company may be organized under the Act that is incident, necessary or appropriate to accomplish the foregoing, including, without limitation, contracting for necessary or desirable services of professionals and others.

ARTICLE 3
MEMBERS AND CAPITAL CONTRIBUTIONS

3.1 **Names and Addresses of Members**. The addresses of the Members are:

3.1.1 <u>Common Member</u>: c/o VictoryBase Holdings LLC, 550 Reserve St., Suite 190, Southlake, Texas 76092, Attention: Thomas Paquin.

3.1.2 <u>Preferred Member</u>: c/o Lawler Realty, 206 Ambrose Street, Sackets Harbor, New York 13685, Attention: Corry Lawler.

3.2 **Preferred Member Interest**. Preferred Member shall (a) have the rights and obligations set forth in this Agreement, and (b) unless approved by the Common Member, the Preferred Member, and Manager in writing, not have any right or obligation to contribute additional capital or property in excess of its Preferred Equity Investment to, or in respect of debts, liabilities or other obligations of, the Company, or to make loans to the Company. Upon Redemption in Full of the Preferred Member Interest, Preferred Member shall immediately be deemed to have withdrawn from the Company, its entire Interest in the Company shall immediately be redeemed, terminate and be cancelled, and Preferred Member shall have no further rights or obligations hereunder, except for any rights of indemnification or other claims accruing prior to the Redemption Date or which by their terms survive such withdrawal. In connection with such Redemption in Full of the Preferred Member Interest, the Preferred Member shall promptly execute and deliver any documents reasonably requested by the Company or the Common Member to evidence and confirm that the Preferred Member Interest has been redeemed in full, that the Preferred Member has no further interest in the Company and that the Company and the Common Member have been released in full from any and all claims arising from or relating to the Preferred Member's interest in the Company. Such release and confirmation of redemption shall be substantially in the form of <u>Exhibit C</u> attached hereto.

3.3 **Capital Contributions**. Effective as of the Effective Date, the Members agree that (a) Common Member shall be deemed to have made a Capital Contribution in the amount of the initial Common Equity Investment, which shall be contributed by the Common Member on the Effective Date, and (b) Preferred Member shall be deemed to have made an in-kind Capital Contribution in the amount of the entire Preferred Equity Investment, which shall be contributed by the Preferred Member on the Effective Date.

3.4 **Additional Contributions**. Except as expressly set forth in this Agreement (including pursuant to Article 9) or the Act, no Member shall be required or permitted to (a) make any additional Capital Contributions, or (b) make any loan to the Company.

3.5 **Redemption of Preferred Member Interest**.

3.5.1 <u>Early Redemption</u>. The Preferred Member Interest may be redeemed in whole (by Redemption in Full) or in part at any time.

3.5.2 <u>Mandatory Redemption</u>. A Redemption in Full of the Preferred Member Interest shall occur not later than the Mandatory Redemption Date. If a Redemption in Full does not occur on or prior to the Mandatory Redemption Date, then the provisions of Article 13 below shall apply.

3.5.3   Effect of Redemption.   Promptly following Redemption in Full of the Preferred Member Interest, the Preferred Member Interest shall be redeemed and cancelled in accordance with Section 3.2 above.

3.6   **Rights With Respect To Capital**.

3.6.1   Company Capital.   Except as expressly provided in this Agreement, (a) no Member shall have the right to receive any return of its Capital Contributions, and (b) no Capital Contribution may be returned in any form other than cash.

3.6.2   No Interest on Capital Contributions.   Except as expressly provided in this Agreement, no Capital Contribution of any Member shall bear interest or otherwise entitle the contributing Member to any compensation for use of its Capital Contribution.

ARTICLE 4
CAPITAL ACCOUNTS AND ALLOCATIONS

4.1   **Capital Accounts**.   A separate Capital Account will be maintained for each Member in accordance with Treasury Regulation Sections 1.704-1(b) and 1.704-2.   Consistent therewith, the Capital Account of each Member will be determined and adjusted as follows:

4.1.1   Each Member's Capital Account will be credited with:

(a)   Any contributions of cash made by such Member to the capital of the Company and the fair market value of any property contributed by such Member to the capital of the Company (net of any liabilities to which such property is subject or which are assumed by the Company);

(b)   The Member's distributive share of Net Profit and items thereof; and

(c)   Any other increases required by Treasury Regulation Section 1.704-1(b)(2)(iv).

4.1.2   Each Member's Capital Account will be debited with:

(a)   Any distributions of cash made from the Company to such Member plus the fair market value of any property distributed in kind to such Member (net of any liabilities to which such property is subject or which are assumed by such Member);

(b)   The Member's distributive share of Net Loss and items thereof; and

(c)   Any other decreases required by Treasury Regulation Section 1.704-1(b)(2)(iv).

4.1.3   No Member shall be required to restore any negative balance in his, her or its Capital Account.

4.1.4   In the event that all or a portion of a Member's Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

4.1.5   The Capital Account of each Member shall be adjusted to reflect any adjustment to the Book Basis of the Company's assets attributable to the application of Sections 734 or 743 of the Code to the extent required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m).

4.1.6   Except as otherwise provided in this Agreement, whenever it is necessary to determine the Capital Account balance of any Member, the Capital Account balance of such Member shall be determined after giving effect to all allocations pursuant to this Article 4 and all contributions and distributions made prior to the time as of which such determination is to be made.

4.2   **Allocations**.   After the application of Section 4.3, Net Profits and Net Losses for any taxable year, or portion thereof, shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after making such allocation, and after taking into account actual distributions made during such taxable year, or portion thereof, is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made to such Member pursuant to Section 11.4.3 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Basis, all Company liabilities, including the Company's share of any liability of any entity treated as a partnership for U.S. federal income tax purposes in which the Company is a partner, were satisfied (limited with respect to each nonrecourse liability to the Book Basis of the assets securing such liability) and the net assets of the Company were distributed in accordance with Section 11.4.3 to the Members immediately after making such allocation, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.   Subject to the other provisions of this Article 4, an allocation to a Member of a share of Net Profit or Net Loss shall be treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing Net Profit or Net Loss.

4.3   **Special Allocations and Compliance with Section 704(b)**.   The following special allocations shall, except as otherwise expressly provided in this Agreement, be made in the following order:

4.3.1   Minimum Gain Chargeback.   If there is a net decrease in Company Minimum Gain during a Fiscal Year, so that an allocation is required by Treasury Regulations Section 1.704-2(f), each Member will be allocated, before any other allocation under this Article 4, items of income and gain for such Fiscal Year (and if necessary, subsequent years) in proportion to and to the extent of an amount equal to such Member's share of the net decrease in Company Minimum Gain determined in accordance with Treasury Regulations Section 1.704-2(g)(2).   This Section 4.3.1 is intended to comply with, and shall be interpreted consistently with, the "minimum gain chargeback" provisions of Treasury Regulations Section 1.704-2(f).

4.3.2 <u>Minimum Gain Attributable to Member Nonrecourse Debt</u>. If there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations 1.704-2(i)(5), shall be specially allocated items of the Company's income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This <u>Section 4.3.2</u> is intended to comply with the "minimum gain chargeback" requirement of that Section of the Regulations and shall be interpreted consistently therewith.

4.3.3 <u>Qualified Income Offset</u>. If any Member unexpectedly receives any adjustments, allocation or distributions described in clauses (4), (5) or (6) of Treasury Regulations Section 1.704-1(b)(2)(ii)(d), items of the Company income shall be specially allocated to such Member in an amount and manner sufficient to eliminate his, her, or its Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible; provided, however, that an allocation pursuant to this <u>Section 4.3.3</u> shall be made only if, and to the extent that, such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in Article 4 tentatively have been made as if this <u>Section 4.3.3</u> were not in this Agreement. This <u>Section 4.3.3</u> is intended to constitute a "qualified income offset" within the meaning of Treasury Regulations Section 1.704-l(b)(2)(ii)(d)(3) and shall be interpreted consistently therewith.

4.3.4 <u>Nonrecourse Deductions; Member Nonrecourse Deductions</u>. Nonrecourse Deductions shall be allocated among the Members in accordance with their Interests. Member Nonrecourse Deductions shall be specially allocated to the Member who bears (or is deemed to bear) the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(2).

4.3.5 <u>Limitation on Allocation of Losses</u>. To the extent that Net Losses or items of loss or deduction otherwise allocable to a Member hereunder would cause such Member to have an Adjusted Capital Account Deficit as of the end of the taxable year to which such Net Losses, or items of loss or deduction, relate (after taking into account the allocation of all items of income and gain for such taxable period), such Net Losses, or items of loss or deduction, shall not be allocated to such Member and instead shall be allocated to the Members in accordance with <u>Section 4.2</u> as if such Member were not a Member.

4.3.6 <u>Regulatory Allocations</u>. Any allocations required to be made pursuant to <u>Section 4.3.1</u> through <u>Section 4.3.5</u> (the "<u>Regulatory Allocations</u>") (other than allocations, the effects of which are likely to be offset in the future by other special allocations) shall be taken into account, to the extent permitted by the Treasury Regulations, in computing subsequent allocations of income, gain, loss or deduction pursuant to <u>Section 4.2</u> so that the net amount of

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any items so allocated and all other items allocated to each Member shall, to the extent possible, be equal to the amount that would have been allocated to each Member pursuant to Section 4.2 had such Regulatory Allocations under this Section 4.3 not occurred.

4.3.7   Liquidation. It is intended that prior to a distribution of the proceeds from a liquidation of the Company, the positive Capital Account balance of each Member shall be equal to the amount that such Member is entitled to receive pursuant to Section 11.4.3. Accordingly, notwithstanding anything to the contrary in this Article 4, to the extent permissible under Sections 704(b) of the Code and the Treasury Regulations promulgated thereunder, Net Profits and Net Losses and, if necessary, items of gross income and gross deductions, of the Company for the year of liquidation of the Company (or, if earlier, the year in which all or substantially all of the Company's assets are sold, transferred or disposed of) shall be allocated among the Members so as to bring the positive Capital Account balance of each Member as close as possible to the amount that such Member would receive if the Company were liquidated and all the proceeds were distributed in accordance with Section 11.4.3.

4.4   **Tax Matters**.

4.4.1   For federal income tax purposes, except as otherwise provided in this Section 4.4, each item of income, gain, loss and deduction shall be allocated among the Members in the same manner as its corresponding item of book income, gain, loss or deduction is allocated pursuant to this Article 4.

4.4.2   In accordance with Sections 704(b) and 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any Company asset contributed (or deemed contributed) to the capital of the Company shall, solely for federal income tax purposes, be allocated among the Members so as to take into account any variation between the adjusted basis of such Company asset for federal income tax purposes and its Book Basis upon its contribution (or deemed contribution). If the Book Basis of any Company asset is adjusted, subsequent allocations of taxable income, gain, loss and deduction with respect to such Company asset shall take account of any variation between the adjusted basis of such Company asset for federal income tax purposes and the Book Basis of such Company asset in the manner prescribed under Code Sections 704(b) and 704(c) and the Treasury Regulations thereunder. Any elections or decisions relating to such allocations shall be made by the Manager.

4.4.3   If a Member acquires an Interest, redeems all or a portion of his, her or its Interest or transfers an Interest during a taxable year, the Net Profits or Net Losses (and other items referred to in Sections 4.2 or 4.3) attributable to such Interest for such taxable year shall be allocated between the transferor and the transferee by closing the books of the Company as of the date of the transfer, or by any other method permitted under Section 706 of the Code and the Treasury Regulations thereunder that is selected by the Members, provided, that in any event Net Profits or Net Losses (and other items referred to in Sections 4.2 or 4.3) attributable to any extraordinary non-recurring items of the Company shall be allocated between the transferor and the transferee by closing the books of the Company with respect to such items.

4.4.4   The provisions of this Article 4 (and other related provisions in this Agreement) pertaining to the allocation of items of Company income, gain, loss, deductions, and credits shall be interpreted consistently with the Treasury Regulations, and to the extent unintentionally inconsistent with such Treasury Regulations, shall be deemed to be modified to the extent necessary to make such provisions consistent with the Treasury Regulations.

ARTICLE 5
DISTRIBUTIONS

5.1   **Distributions of Available Cash and Net Capital Proceeds**.

    5.1.1   To the extent the Manager determines that there is Available Cash for distribution, such Available Cash shall be distributed quarterly by the Company to the Members in the following order and priority:

        (a)   *First*, to the Preferred Member until the Preferred Member has received the Priority Return (including any accrued but unpaid Priority Return amount);

        (b)   *Second*, 75% to the Preferred Member and 25% to the Common Member, *pari passu*, until the Preferred Member has received aggregate distributions under this Section 5.1 in an amount sufficient to achieve a return on investment equal to seven and one-half percent (7.5%) per annum return, compounded annually, on the Preferred Equity Investment as of the date of calculation; and

        (c)   *Thereafter*, the remainder, if any, to the Common Member.

    5.1.2   To the extent the Manager determines that there are Net Capital Proceeds available for distribution, such Net Capital Proceeds shall be distributed by the Company to the Members in the following order and priority:

        (a)   *First*, 100% to the Preferred Member until the Preferred Equity Balance has been reduced to Zero Dollars ($0.00);

        (b)   *Second*, 75% to the Preferred Member and 25% to the Common Member, *pari passu*, until a Redemption in Full has occurred; and

        (c)   *Thereafter*, the remainder, if any, to the Common Member.

    Notwithstanding anything to the contrary herein, to the extent sufficient funds exist, the Manager shall make distributions of Net Capital Proceeds within thirty (30) days of receipt.

    5.2   **Effect of Transfers**. Distributions with respect to an Interest shall be made to the Person reflected on the books and records of the Company as owning an Interest on the date of the distribution.

    5.3   **Offset of Distributions**.   Notwithstanding anything contained herein to the contrary, the Members agree that the Company is expressly permitted to offset all or any portion of the distributions payable to Preferred Member hereunder against, and to the extent of, any post-closing obligations of Preferred Member to the Company pursuant to the express terms of the Purchase Agreement, which are undisputed and remain unsatisfied following the expiration of any applicable notice and cure periods set forth in the Purchase Agreement, and said funds will be deemed to have been first distributed to Preferred Member and immediately paid by Preferred Member to the Company toward the outstanding balance of the unsatisfied post-closing obligations of Preferred Member under the Purchase Agreement. For purpose of clarity, if the Preferred Member disputes any claim that the Preferred Member has not satisfied its post-closing obligations under the Purchase Agreement, there shall be no right of offset until such disputed item is finally resolved, either by agreement between the parties or a final, non-appealable decision of a court of competent jurisdiction.


ARTICLE 6
MANAGEMENT; OFFICERS


6.1   **Management; Officers**.

     6.1.1   <u>Management</u>.   Management of the Company shall be vested in the Manager in accordance with this Agreement. Except as otherwise provided in this Agreement, (a) the Common Member shall act as the Manager of the Company and shall have the authority, on behalf of the Company, to do all things appropriate to the accomplishment of the purposes of the Company, subject to and in accordance with this <u>Article 6</u>, unless and until removed in accordance with <u>Section 7.4</u> of this Agreement, and (b) each Member shall have the voting rights and other powers expressly designated to such Member in this Agreement.

     6.1.2   <u>Delegation</u>. The Manager may delegate to any person any or all of its powers, rights and obligations under this Agreement and may appoint, contract or otherwise deal with any person to perform any acts or services for the Company as the Manager may reasonably determine. Consistent with the foregoing, the Manager hereby delegates the power and authority to the Officers to cause the Company to enter into such contracts, documents, instruments and agreements as each such Officer determines appropriate in connection with the Business of the Company and the ability to execute and deliver any documents on behalf of the Company in connection with the Business of the Company to the Officers acting alone, without any vote or consent of any other person, pursuant to <u>Section 6.1.3</u> hereof.

     6.1.3   <u>Officers</u>.

        (a)   The Manager may, from time to time as it deems advisable, appoint officers of the Company (the "<u>Officers</u>") and assign in writing titles (including, without limitation, President, Vice President, Secretary and Treasurer) to any such person. Unless the Manager decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Texas General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Each Officer is hereby designated an "authorized person" within the meaning of the Act and as an authorized signatory ("<u>Authorized Person</u>") of the Company for purposes of the execution of documents, instruments and agreements in the name of and on behalf of the Company. In addition, each of the Officers, acting alone, is hereby authorized to cause the Company (on behalf of itself and on behalf of any related partnership, to which the Company is a general partner, or any related entity, which the Company manages) to enter into such documents, instruments and agreements as each Officer determines appropriate in connection with the business of the Company (or such business of such related entity) and is hereby authorized to execute and deliver any contracts, documents, instruments and agreements on behalf of the Company (on behalf of itself and on behalf of any related partnership, to which the Company is a general partner, or any related entity, which the Company manages) without any vote or consent of any other person. Any delegation pursuant to this Section 6.1.3 may be revoked at any time by the Manager.

(b)   The Manager appoints the following Officers to serve in the following offices of the Company: Thomas Paquin as President of the Company and John Sharkey as Vice President of the Company.

6.2   **Management Duties, Authority and Powers**. The Members delegate to the Manager and any Officers appointed by the Manager the responsibility for supervising and undertaking the Business of the Company and making all decisions affecting the operations of the Company and the Property, subject to the consent and approval of the Members as required pursuant to Section 6.3 and elsewhere in this Agreement. In connection therewith, the Manager and any Officers appointed by the Manager, acting alone, shall have the right, power and authority to do all such lawful acts and things as are not by the Act or this Agreement prohibited or directed or required to be exercised or done with the consent and approval of Members.

6.3   **Restrictions on Manager's and Officers' Authority**. Notwithstanding anything in this Agreement to the contrary, except as otherwise provided in this Agreement, neither the Manager nor any Officer shall cause the Company to take any of the following actions on behalf of the Company or with respect to the Property which would be a Major Decision unless approved by each Member in writing. For the purposes of this Agreement, any act or decision with respect to the matters set forth below in this Section 6.3 shall constitute a "Major Decision":

6.3.1   Approving the assignment, transfer, sale, pledge or disposal of all or any portion of a Member's Interest or admitting a new or substituted member or partner to the Company, except in either case, as expressly permitted in this Agreement.

6.3.2   Any agreement or arrangement entered into by the Company with any Member, Manager or their respective Affiliates, and any amendment or modification thereto; provided, however, that the foregoing shall not be a Major Decision (i) with respect to property management services provided by an Affiliate of Manager to the extent such agreement, arrangement, amendment or modification is made on arms-length, customary market terms and does not result in the subordination of the payment of the Priority Return or the Preferred Equity Balance or the redemption obligations relating to the Preferred Equity Investment in a manner adverse to the Preferred Member, or (ii) if the material terms of any such proposed agreement, arrangement, amendment or modification are submitted by the Manager to the Preferred Member for approval as a Major Decision, and the Preferred Member fails to object to such terms in writing within five (5) Business Days thereafter.

6.3.3   The merger, consolidation or business combination of the Company with any other Person, (i) if the surviving entity or entities (a) would cease to be obligated to redeem the Preferred Equity Investment on the terms contemplated herein or (b) would have material indebtedness which would remain outstanding following such merger, consolidation or business combination, or (ii) which would otherwise result in the subordination of the payment of the Priority Return or the Preferred Equity Balance or the redemption obligations relating to the Preferred Equity Investment in a manner adverse to the Preferred Member.

6.3.4   The Dissolution of the Company, except in accordance with the terms of the Company's organizational documents or this Agreement.

6.3.5   A sale of the Property for a purchase price whereby the net proceeds would not provide for a Redemption in Full.

6.3.6   The issuance of any equity securities of the Company, or any right, option, warrant or security of any kind whatsoever, that is, or may become, convertible into or exchangeable for such equity securities with distribution, liquidation or redemption rights which rank senior to, or *pari passu* with, the distribution, liquidation or redemption rights of the Preferred Member.

6.3.7   The reclassification, recapitalization or other reorganization that would adversely affect the rights of the Preferred Member with respect to a Redemption in Full.

6.3.8   Any amendment to this Agreement, if such amendment would adversely affect the rights of the Preferred Member with respect to a Redemption in Full or would otherwise affect the rights of the Preferred Member in connection with any decision for which Preferred Member's consent or approval is expressly required by the terms of this Agreement.

6.3.9   Intentionally omitted.

6.3.10 Loan any funds to a Person, including but not limited to, any Member or Manager or any Affiliate of a Member or Manager.

6.3.11 Change the primary business of the Company from its initial business.

6.3.12 Incur any indebtedness in excess of $250,000 other than Senior Loan, trade payables incurred in the ordinary course of business, or which may be required to fund actual operating deficits.

6.3.13 Incur any lease obligation that requires total aggregate payments in excess of $50,000.

6.3.14 Alter, amend or modify the terms of the Senior Loan Agreement.

6.4   **Duty of Care; Fiduciary Duties**.   The Manager shall, at the expense of the Company, take such actions as the Manager reasonably determines to be in the Company's best interest and use reasonably prudent, good faith efforts to conduct the Company's business. Except as set forth in the immediately preceding sentence or as otherwise expressly provided in this Agreement, neither the Manager, nor any of its members, managers, officers, directors, attorney, agents, representative or employees, nor any Officers shall have any other duties to the

Company or any Member, including any fiduciary duty, whether or not such duties or liabilities otherwise arise or exist in law or in equity, and each Member hereby expressly waives any such duties or liabilities; provided, that the foregoing shall not be construed as a waiver of the duty of good faith and fair dealing owed by the Manager and Members.

6.5   **Advances and Reimbursement to the Manager**. The Manager shall be entitled to receive, out of Company funds available therefor, reimbursements of all reasonable, actual, out-of-pocket costs and expenses incurred in connection with the Business of the Company.

6.6   **Limitations on Liability of the Manager to Members**. Anything in this Agreement to the contrary notwithstanding, but subject to the Act, neither the Manager, any Officer, any of the Manager's Affiliates nor any other Member shall be liable for the return of Capital Contributions of the Members or for any portion thereof (including, without limitation, the Preferred Equity Investment), it being expressly understood that any return of capital shall be made solely from the assets of the Company, nor shall the Manager, any Officer, any of the Manager's Affiliates nor any other Member be required to pay to the Company or to any Members any capital account deficits of any Member upon Dissolution of the Company or otherwise.

6.7   **Other Business Ventures**.   The Members and/or their respective Affiliates (including, without limitation, any member or manager thereof) may engage in or possess an interest in other business ventures of every nature and description, independently or with others, whether such ventures are competitive with the Company or otherwise; and neither the Company nor the other Members shall have any right by virtue of this Agreement in or to such independent ventures or to the income or profits derived therefrom.

6.8   **Successor Manager**.   Upon a resignation or removal of the Manager in accordance with this Agreement, the Common Member shall appoint a successor Manager.

6.9   **Compensation of the Manager, Officers and Preferred Member**. No salaries or other benefits shall be paid to the Manager, any Officer nor any successor in its capacity as the Manager or to Preferred Member in its capacity as a Member.

ARTICLE 7
MEMBERS' MEETINGS, RIGHTS, OBLIGATIONS AND LIABILITIES

7.1   **Limitation of Liability**. The Members will not be bound by, or be personally liable for, the expenses, liabilities or obligations of the Company except as otherwise provided in the Act. The Members will not be obligated to make any Capital Contributions other than as expressly provided in this Agreement.

7.2   **No Participation in Management**. The Members, in their capacity as such, may not transact any business for the Company and will have no power to execute agreements on behalf of or otherwise bind or commit the Company, but they may exercise the rights and powers granted to them in this Agreement, including, without limitation, the right to give consents and approvals to the extent provided in this Agreement and the rights of the Manager set forth in Article 6. The exercise of any such rights and powers will be deemed to relate to the basic structure of the Company and not the exercise of control over the Business of the Company.

7.3   **Return of Capital Contributions**. Except as otherwise expressly provided in this Agreement, no Member will have the right to (a) demand a withdrawal, reduction or return of its Capital Contributions or receive interest thereon, (b) demand property other than cash in return of its Capital Contributions or, to the fullest extent permitted by law, bring an action for partition against the Company, or (c) receive any priority over any other Member with respect to the return of its Capital Contributions.

7.4   **Rights to Remove Manager**. The Manager shall only be removed by unanimous consent of the Members.

ARTICLE 8
RESTRICTIONS ON TRANSFER OR CONVERSION OF INTERESTS

8.1   **Transfer or Assignment of Interests**. Except as set forth in this Section 8 with respect to a Permitted Transfer, (i) the Common Member shall not be permitted to Transfer all or any part of the Common Member Interest, nor shall any Transfer of a direct or indirect interest in Common Member be permitted to occur, without the prior written consent of the Preferred Member and Manager, and (ii) the Preferred Member shall not be permitted to Transfer all or any part of the Preferred Member Interest, nor shall any Transfer of a direct or indirect interest in the Preferred Member be permitted to occur, without the prior written consent of the Common Member and Manager. Any attempted direct or indirect transfer, hypothecation, pledge, encumbrance, or assignment (each, a "Transfer") of a Member's Interest, any part thereof or any right to receive distributions with respect thereto in violation of this Section 8, shall be void *ab initio* and have no force or effect. Any Transfer which satisfies the applicable requirements set forth in Section 8.1.1, Section 8.1.2 and Section 8.1.3 may be referred to herein as a "Permitted Transfer".

8.1.1   The Manager may condition any proposed Transfer on the transferring Member providing, at the transferring Member's sole cost and expense, an opinion of counsel reasonably satisfactory to the Manager (both as to identity of counsel and content of the opinion) that such proposed Transfer (i) is exempt from or has or will comply with the registration and prospectus delivery requirements of the Securities Laws, (ii) will not subject the Company to registration as an investment company or election as a "business development company" under the Securities Laws, (iii) will not cause the Company to lose its status as a partnership for federal income tax purposes, (iv) will not cause the Company to become "publicly traded" within the meaning of Code Section 7704, and (v) any other terms, conditions or restrictions as the Manager may determine in its sole and absolute discretion.

8.1.2   Preferred Member Transfers. Subject to Section 8.1.1, the direct or indirect interests in the Preferred Member may be Transferred without restriction so long as (i) such Transfer is made in accordance with the terms and provisions of the Senior Loan Documents and (ii) no change of Control occurs with respect to Preferred Member as a result of such Transfer.

8.1.3   Common Member Transfers. Subject to Section 8.1.1, the direct or indirect interests in the Common Member may be Transferred without restriction so long as such Transfer is made in accordance with the terms and provisions of the Senior Loan Documents.

8.2   **Express Intention to Transfer**. After the consummation of any Permitted Transfer, no transferee of a Member's Interest shall have the right to become a substituted Member unless and until such transferee has satisfied the requirements set forth in Section 8.3 below to the satisfaction of the Manager, in its sole discretion.

8.3   **Admission of New Members**. No Transfer shall be binding on the Company unless (a) the transferee shall execute and acknowledge an instrument, in form and substance reasonably satisfactory to the remaining Members, whereby it agrees to assume and be bound by all of the covenants, terms and conditions of this Agreement from and after the effective date of such Transfer, (b) a duplicate original of such instrument duly executed and acknowledged by the parties thereto is delivered to the Company, (c) the transferee shall pay all reasonable out-of-pocket expenses in connection with its admission as a Member (including, without limitation, all transfer taxes payable in connection therewith), and (d) such Transfer will not (i) cause the Company to be treated as a "publicly traded partnership" within the meaning of Section 7704 of the Code; (ii) violate the registration requirements of the United States Securities Act of 1933, as amended from time to time, the United States Securities Exchange Act of 1934, as amended from time to time, or of any applicable state securities laws, rules or regulations; and (iii) require the Company to register as an investment company under the United States Investment Company Act of 1940, as amended from time to time. If a Member transfers all of its Interest pursuant to this Article 8, the transferee shall be admitted to the Company as a member of the Company upon the later to occur of (i) its delivery of the executed and acknowledged instrument described in subsection (a) of this Section 8.3 to the Company in accordance with clause (b) of this Section 8.3, and (ii) the payment to the Company by such transferee of the expenses set forth in clause (c) of this Section 8.3.

8.4   **Void Transfers**. To the fullest extent permitted by law, any Transfer made in violation of this Article 8 shall be of no force or effect and shall not bind or be recognized by the Company, and the transferring Member shall continue to be treated as a member for all purposes, and remain obligated under each and every provision, of this Agreement.

ARTICLE 9
ADDITIONAL CAPITAL CONTRIBUTIONS

9.1   **Additional Capital Contributions**. Any provision of this Agreement that permits a Member to pay or incur an expense or obligation of the Company is intended to benefit Common Member and Preferred Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this Agreement), and Common Member and Preferred Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this Agreement. If the Manager elects to request additional or supplemental capital or financing, including any additional Capital Contributions, for any reason (including to cause a Redemption in Full on the Mandatory Redemption Date), then the Manager shall request additional or supplemental financing from the Common Member (which request shall be deemed to have been given if a request for additional or supplemental capital or financing is given by the managing member of the Common Member to the Common Member's respective members). Only the Common Member shall have the right, but not the obligation, to fund such additional or supplemental capital or financing. Any such additional Capital Contributions made by the Common Member shall be deemed part of the Common Equity Investment. Notwithstanding anything to the contrary contained in this Agreement, (i) the Common Member shall have no obligation to make contributions of cash or any other property to the Company other than the initial Common Equity Investment, and (ii) the Preferred Member shall have no right or obligation to make contributions of cash or any other property to the Company other than the Preferred Equity Investment.


ARTICLE 10
BOOKS, RECORDS, REPORTS AND BANK ACCOUNTS


10.1 **Maintenance of Books and Records**. The Company's books and records shall be maintained and made available to the Members for inspection at the principal place of business of the Company or at the offices of any provider of administrative or similar services to the Company as the Manager may select. The financial and accounting books and records of the Company may be maintained in accordance with such accounting procedures and principles as the Manager may deem appropriate.

10.2 **Bank Accounts**. The Manager shall open and thereafter maintain one or more separate bank accounts at a bank and branch to be selected by the Manager, in its sole discretion, in the name of the Company in which there shall be deposited all the funds of the Company. No funds of any other Person shall be deposited in such account, and the funds in such account shall be used solely for the business of the Company.

10.3 **Tax Matters Handled by the Manager**.

10.3.1 The Manager shall cause all Company tax returns to be timely filed with the applicable government authorities within allowable time periods, including extensions, and shall use reasonable efforts to provide such tax returns in a timely manner to the Members with the necessary information, including Schedule K-1s, with respect to the operations of the Company to allow the Members to file their own tax returns.

10.3.2 It is intended that the Company be treated as a partnership for federal income tax purposes and neither the Company nor any Member shall make any election (for tax purposes or otherwise) inconsistent with such treatment without the consent of all Members.

10.3.3 The Manager shall be the "partnership representative" of the Company (the "Partnership Representative") within the meaning of the federal partnership tax audit provisions of the Bipartisan Budget Act of 2015, referred to hereinafter as the "Partnership Audit Rules", and shall serve until a successor is appointed by the Members. The Partnership Representative shall have authority, at the Partnership Representative's sole discretion, to take any action that may be taken by a "partnership representative" under the Code; provided, however, that for each taxable year for which the Company qualifies to elect to have the Partnership Audit Rules not apply, the Partnership Representative shall cause the Company to do so, and shall notify each Member of such election. In particular, and not by way of limitation, the Partnership Representative is authorized to represent the Company, at the Company's expense, in connection with all examinations of the Company's affairs by tax authorities, including administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Any direct or indirect costs and expenses incurred by the Partnership Representative, acting in his, her or its capacity as such, shall be deemed costs and expenses of the Company, and the Company shall reimburse the Partnership Representative for such amounts. Notwithstanding the authority granted to a partnership representative under the Code or any other provision in this Agreement, the Partnership Representative (i) shall not take any material action as Partnership Representative, including, without limitation, making any election permitted under the Partnership Audit Rules and settling or compromising any matter raised by the Internal Revenue Service, without the approval of each Member who would be materially and adversely affected, such approval not to be unreasonably withheld, conditioned or delayed, and (ii) shall keep the other Members informed of, and give them the opportunity to participate in, all such matters.

10.3.4 Each Member will provide such cooperation and assistance, including executing and filing forms or other statements and providing information about the Member, as is reasonably requested by the Partnership Representative, to enable the Company to satisfy any applicable tax reporting or compliance requirements, to make any tax election or to qualify for an exception from or reduced rate of tax or other tax benefit or be relieved of liability for any tax regardless of whether such requirement, tax benefit or tax liability existed on the date such Member was admitted to the Company. If a Member fails to provide any such forms, statements, or other information requested by the Partnership Representative, such Member will be required to indemnify the Company for the share of any tax deficiency paid or payable by the Company that is due to such failure (as reasonably determined by the Manager). The obligations set forth in this Section 10.3.4 will survive such Member's ceasing to be a Member in the Company and/or the termination, dissolution, liquidation and winding up of the Company.

10.4 **Reports**.

10.4.1 Within 120 days following the end of each Fiscal Year (subject to reasonable delays in the event of the late receipt of any necessary financial statements or information), the Company shall provide each Member with unaudited financial statements of the Company for such Fiscal Year. Not later than the due date therefor (including any applicable extensions), the Company shall provide to each Member copies of such information as may be required for U.S. federal, state, local and foreign tax reporting purposes, including copies of Schedule K-1 ("Partner's Share of Income, Credits, Deductions, etc.") or any successor schedule or form, for such Member. If the Company elects to extend the due date for reporting tax information to Members, the Company shall use commercially reasonable efforts to provide the Members with estimates of applicable tax reporting information for each fiscal year by the original due date for such information. Subject to Section 13.23 hereof and Section 18-305 of the Act, the Manager shall use commercially reasonable efforts to deliver or otherwise make available to a Member such other information as is reasonably requested by such Member; provided, that such information may be obtained by the Manager without unreasonable expense or burden and is for purposes reasonably related to such Member's interest as a Member.

ARTICLE 11
TERMINATION AND DISSOLUTION

11.1 **Dissolution**. The Company shall be dissolved and its affairs wound up upon the first to occur of any of the following events:

11.1.1 the unanimous written agreement of all Members to dissolve the Company;

11.1.2 the sale, exchange or other transfer of all or substantially all of the Property; and

11.1.3 the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act.

The commencement of a bankruptcy by or against any Member shall not, in and of itself, result in the Dissolution of the Company or in the cessation of the Member being a member in the Company. The withdrawal or resignation of a Member or the Dissolution of a Member shall not, by itself, constitute a Dissolution of the Company.

11.2 **Statement of Intent to Dissolve**. To the extent contemplated by the Act, as soon as possible after the occurrence of any of the events specified in Section 11.1, the Company shall execute a statement of intent to dissolve in such form as prescribed by the Secretary of State.

11.3 **Conduct of Business**. Upon the Dissolution of the Company, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business in accordance with the Act, but the Company's separate existence shall continue in accordance with the Act. The Company shall terminate when (a) all of the assets of the Company shall have been distributed in the manner provided for in this Agreement and the Act, and (b) the Certificate of Formation shall have been cancelled in the manner provided for in the Act.

11.4 **Distribution of Net Proceeds**. The Members shall continue to distribute Available Cash and Net Capital Proceeds during the winding-up period in the same manner and the same priorities as provided for in Article 5. Subject to the Act, the proceeds from the liquidation of Company Property shall be applied in the following order:

11.4.1 to the payment of creditors, in the order of priority as provided by law;

11.4.2 to the establishment of such reserves that the Manager may reasonably deem necessary, appropriate or desirable for any contingent or unforeseen liabilities, debts or obligations of the Company arising out of or in connection with the Company operations; and

11.4.3 in the same manner and order as is set forth in Section 5.1.2.

It is expressly understood and agreed that a reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the satisfaction of claims against the Company so as to enable the Manager to minimize the losses that may result from a liquidation.

ARTICLE 12
INDEMNIFICATION OF MEMBERS, THE MANAGER
AND THEIR AFFILIATES

12.1 **Indemnification of the Members**. To the fullest extent permitted by law, the Company shall indemnify and hold harmless the Members and their respective members, officers, directors, employees, agents and Affiliates (each, an "Indemnitee") from and against any Losses arising out of or incidental to the Business of the Company, regardless of whether the Indemnitee continues to be a Member, officer, director, employee, agent or Affiliate of the Member at the time any such liability or expense is paid or incurred, but only to the extent (i) the Indemnitee's conduct did not constitute fraud, willful misconduct or gross negligence, and (ii) the Indemnitee acted in a good faith, commercially reasonable manner. The Company shall indemnify and hold harmless any Person providing any Lender Guaranties and Indemnities (each such Person, a "Loan Guarantor") to the extent that such Loan Guarantor incurs any Losses under such Lender Guaranties and Indemnities, unless such Losses are incurred as the result of the fraud, gross negligence or willful misconduct of the Loan Guarantor or its Affiliates. Notwithstanding anything to the contrary contained in this Agreement, each Member shall indemnify and hold harmless any Loan Guarantor to the extent that such Loan Guarantor incurs any Losses under such Lender Guaranties and Indemnities as a result of such Member's or any of its Affiliate's fraud, gross negligence, willful misconduct.

12.2 **Guarantee of Company Indebtedness**. No Member shall enter into (or permit any Person related to a Member to enter into) any arrangement with respect to any liability of the Company that would result in such Member (or a Person related to such Member) under Regulations Section 1.752-4(b) bearing the economic risk of loss (within the meaning of Regulations Section 1.752-2) with respect to such liability, unless such arrangement has been consented to and approved by all of the Members. This Section 12.2 shall not prohibit the Common Member from making any additional Capital Contributions under Section 9.1.

12.3 **Expenses**. To the fullest extent permitted by law, expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding that is subject to Section 12.1, shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of evidence of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that such Person is not entitled to be indemnified as authorized in Section 12.1.

12.4 **Assets of the Company**. Except to the extent any indemnification obligation arises as a result of a Member's or its Affiliate's fraud, gross negligence or willful misconduct pursuant to Section 12.1, (i) any indemnification under Section 12.1 shall be satisfied solely out of the assets of the Company, and (ii) subject to the Act, no Member shall be subject to personal liability for or shall be required to fund or cause to be funded any obligation by reason of these indemnification provisions.

ARTICLE 13
UNILATERAL SALE RIGHT

13.1   **Unilateral Sale Right**. If, by the Mandatory Redemption Date, a Redemption in Full has not occurred, the Preferred Member shall have the unilateral right to market and sell the Property (the "Unilateral Sale Right"), provided, that (i) the minimum purchase price for any sale of the Property shall be for an amount such that the Net Capital Proceeds from such sale shall be sufficient to provide for a Redemption in Full upon distribution of such Net Capital Proceeds in accordance with Section 5.1.2, and (ii) any sale of the Property in connection with the Unilateral Sale Right must be an arms-length transaction on market terms, and the Property may not be sold to an Affiliate of the Preferred Member.

13.2   **Cooperation of the Members**. If the Preferred Member elects to exercise the Unilateral Sale Right, the Preferred Member may, but shall not be obligated to, cause the Manager to market, or engage real estate brokers to market, the Property on behalf of the Company. The Common Member, in its capacity as a member of the Company and as Manager, shall use commercially reasonable efforts to cooperate fully with the Preferred Member following the Preferred Member's election to exercise the Unilateral Sale Right, including by providing and executing any documents necessary to authorize and consummate a sale of the Property pursuant to the Unilateral Sale Right. Notwithstanding anything to the contrary contained in this Agreement, at any time prior to a sale of the Property pursuant to the Unilateral Sale Right, the Common Member, in its capacity as a member of the Company and as Manager, shall have the unilateral right to sell the Property, refinance the Company indebtedness and/or otherwise recapitalize the Property, provided, that the Net Capital Proceeds from any of the foregoing transactions shall be sufficient to provide for a Redemption in Full upon distribution of such Net Capital Proceeds in accordance with Section 5.1.2, and the Preferred Member shall use commercially reasonable efforts to cooperate fully with any such transaction, including by providing and executing any documents necessary to authorize and consummate such sale.

ARTICLE 14
MISCELLANEOUS PROVISIONS

14.1   **Counterparts**. This Agreement may be executed in several counterparts, and all counterparts so executed shall constitute one Agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart. Signature pages hereto that are delivered by facsimile or other electronic transmission method (including .pdf) shall be valid and effective for all purposes.

14.2   **Survival of Rights**. This Agreement shall be binding upon and, as to permitted or accepted successors, transferees and assigns, inure to the benefit of the Members and the Company and their respective heirs, legatees, legal representatives, successors, transferees and permitted assigns, in all cases whether by the laws of descent and distribution, merger, reverse merger, consolidation, sale of assets, other sale, operation of law or otherwise.

14.3   **Severability**. In the event any Section, or any sentence within any Section, is declared by a court of competent jurisdiction to be void or unenforceable, such sentence or

Section shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in full force and effect.

14.4   **Notices**. In order to be effective, all notices, consents, approvals and disapprovals required or permitted by this Agreement to be given ("Notices") must be in writing and given by (a) personal delivery, (b) courier (with signed acknowledgment of receipt), (c) certified or registered mail, with return receipt requested, (d) overnight delivery service (such as FedEx or UPS, or (e) electronic mail transmission (provided that a confirmatory copy is sent by another method described in (a)-(d) within three (3) days thereafter), in each case to the address set forth below, or to such other address as such Member may specify from time to time in a written notice to the other Members. Any such notice, payment, demand or other communication shall be deemed to have been given or delivered upon receipt. Notices shall be valid only if served in the manner provided above. Notices may be sent by the attorneys for the respective parties, and each such Notice so served shall have the same force and effect as if sent by such party:



If to Preferred Member: Lawler Realty, LLC

With a copy to: Heather Sunser
                                 Barclay Damon LLP

If to Common Member: VictoryBase Holdings LLC

With a copy to: Winstead PC

14.5   **Construction**. The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the Members.

14.6   **Section Headings**. The captions of Sections in this Agreement are for convenience only and in no way define, limit, extend or describe the scope or intent of any of the provisions hereof, shall not be deemed part of this Agreement and shall not be used in construing or interpreting the Agreement.

14.7 **GOVERNING LAW**. THIS AGREEMENT SHALL BE CONSTRUED ACCORDING WITH THE ACT AND THE OTHER INTERNAL LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW RULE OR PRINCIPLE THAT WOULD RESULT IN APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.

14.8 **VENUE**. ANY ACTION OR PROCEEDING SEEKING TO ENFORCE ANY PROVISION OF, OR BASED ON ANY RIGHT ARISING OUT OF, THIS AGREEMENT WILL BE BROUGHT IN A COURT OF RECORD IN THE STATE OF NEW YORK, COUNTY OF JEFFERSON. PROCESS IN ANY ACTION OR PROCEEDING REFERRED TO IN THE PRECEDING SENTENCE MAY BE SERVED ON ANY PARTY ANYWHERE IN THE WORLD.

14.9 **WAIVER OF JURY TRIAL**. PREFERRED MEMBER AND COMMON MEMBER, TO THE FULLEST EXTENT PERMITTED BY LAW, HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY, WITH AND UPON THE ADVICE OF COMPETENT COUNSEL, WAIVE, RELINQUISH AND FOREVER FORGO THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, ARISING OUT OF, OR IN ANY WAY RELATING TO THIS AGREEMENT OR ANY CONDUCT, ACT OR OMISSION OF PREFERRED MEMBER OR COMMON MEMBER, OR ANY OF THEIR DIRECTORS, OFFICERS, PARTNERS, MEMBERS, EMPLOYEES, AGENTS OR ATTORNEYS, OR ANY OTHER PERSONS AFFILIATED WITH PREFERRED MEMBER OR COMMON MEMBER, IN EACH OF THE FOREGOING CASES, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.

14.10 **Pronouns and Plurals**. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

14.11 **Time of the Essence**. Except as otherwise provided herein, time is of the essence in connection with each and every provision of this Agreement. Notwithstanding the foregoing, to the extent that any deadline, timeframe or other requirement is, by the terms of this Agreement, set to commence or end on a day that is not a Business Day, such deadline, timeframe or other requirement shall automatically be extended to commence or end on the date that is first Business Day thereafter.

14.12 **Members' Representations and Warranties**. Each Member hereby makes to the Company and the other Member the representations and warranties set forth on Exhibit B attached hereto and incorporated herein and acknowledges that the other Member is expressly relying thereon.

14.13 **Third Party Beneficiaries**. There are no third-party beneficiaries of this Agreement except such Persons as may be entitled to the benefits of Section 12.1.

14.14 **Assignment; Successors and Assigns**. Except in connection with a Transfer of a Member's Interest in the Company effected in accordance with Article 8, neither this Agreement nor any of the parties' respective rights or obligations hereunder may be assigned or otherwise transferred by any party, whether by operation of law or otherwise, without the prior written consent of the other party, and any purported assignment or other transfer without such consent is void.

14.15 **Amendment**. This Agreement may only be amended, modified, changed, supplemented or terminated by written instrument executed by all of the parties hereto.

14.16 **Partition**. The Members agree that the Property and any Company Property that the Company may own or have an interest in is not suitable for partition. To the fullest extent permitted by law, each of the Members hereby irrevocably waives any and all rights that it may have to maintain any action for partition of any Company Property in which the Company may at any time have a direct or indirect interest.

14.17 **Entire Agreement**. This Agreement and the Certificate of Formation constitute the entire agreement of the Members with respect to, and supersede all prior written and oral agreements, understandings and negotiations with respect to the subject matter hereof.

14.18 **Waiver**. Any rights or obligations hereunder are only waived by written instrument signed by the party providing such waiver which states that it constitutes a waiver hereunder and specifies the provision hereof being waived. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

14.19 **Attorneys' Fees**. To the fullest extent permitted by law, (i) in the event of any litigation, arbitration or other dispute arising as a result of or by reason of this Agreement, the prevailing party in any such litigation, arbitration or other dispute shall be entitled to, in addition to any other damages assessed, its reasonable attorneys' fees, and all other costs and expenses incurred in connection with settling or resolving such dispute, (ii) the attorneys' fees which the prevailing party is entitled to recover shall include fees for prosecuting or defending any appeal and shall be awarded for any supplemental proceedings until the final judgment is satisfied in full, (iii) in addition to the foregoing award of attorneys' fees to the prevailing party, the prevailing party in any lawsuit or arbitration procedure on this Agreement shall be entitled to its reasonable attorneys' fees incurred in any post-judgment proceedings to collect or enforce the judgment, and (iv) this attorneys' fees provision is separate and several and shall survive the merger of this Agreement into any judgment.

14.20 **Confidentiality**. Each Member agrees that it shall not use, publish, disseminate, distribute or otherwise disclose all or any portion of the Confidential Information without the prior written approval of the Manager. In the event that a Member receives either a request to disclose any Confidential Information under the terms of a subpoena or order issued by a court or other governmental authority or advice of legal counsel that disclosure is required under applicable law, such Member agrees that, to the extent permitted by applicable law and reasonable practical, prior to disclosing any Confidential Information, it shall (i) immediately notify the Company of the existence and terms of, and the circumstances attendant to, such request or advice, (ii) consult with the Company as to the advisability of taking legally available steps to resist or narrow any such request or to otherwise eliminate the need for such disclosure, and (iii) if disclosure is required, cooperate with the Company to obtain a protective order or other reliable assurance that confidential treatment will be accorded to such portion of the Confidential Information as is required to be disclosed. "Confidential Information" means any proprietary or confidential information of or relating to the Company, including, but not limited to, any business information, intellectual property, trade secrets or other information relating to the businesses, products, services, customers, assets or liabilities of the Company, except for any information that is generally available to the public (other than through a breach by the party disclosing the same of its obligations under this Agreement).

[NO FURTHER TEXT ON THIS PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMMON MEMBER:

VICTORYBASE HOLDINGS LLC,
a Texas limited liability company

By: VictoryBase Corporation,
        a Delaware corporation,
        its managing member

By: _____
Name: Thomas Paquin
Title: Authorized Signatory

[Signatures continue on the following page.]

[Signature Page to Limited Liability Company Agreement of VictoryBase NY1, LLC]

[*Signatures continued from the previous page.*]

PREFERRED MEMBER:

LAWLER REALTY, LLC,
a New York limited liability company

By: Legacy Holdings of NNY, LLC,
a New York limited liability company,
its sole member

By: ______________________________
Name: Corry Lawler
Title: Authorized Signatory

<u>Exhibit A</u>

PROPERTY LEGAL DESCRIPTION

ALL THAT TRACT OR PARCEL OF LAND situate northerly of Military Road in the Village of Sackets Harbor, County of Jefferson, and State of New York and being more particularly bounded and described as follows:

COMMENCING at an iron pipe found in the apparent northerly boundary of the aforesaid Military Road at the southeasterly corner of the second parcel described in lands conveyed to Kurt D. & Karin D. Norman (File Number 2003-8475) and running;

Thence North 60 degrees 26 minutes 23 seconds East along the apparent northerly boundary of the aforesaid Military Road a distance of 521.33 feet to a 5/8" iron rod set at its intersection with the easterly boundary of a 50' private right of way known as Creekside Lane and the Point of Beginning of the parcel herein described;

Thence North 42 degrees 41 minutes 38 seconds West along the easterly boundary of the aforesaid 50' private right of way known as Creekside Lane a distance of 339.83 feet to a point; Thence North 47 degrees 14 minutes 24 seconds West continuing along the easterly boundary of the aforesaid 50' private right of way known as Creekside Lane a distance of 121.09 feet to a point; Thence North 52 degrees 31 minutes 39 seconds West continuing along the easterly boundary of the aforesaid 50' private right of way known as Creekside Lane a distance of 201.25 feet to a point;

Thence North 55 degrees 45 minutes 49 seconds West continuing along the easterly boundary of the aforesaid 50' private right of way known as Creekside Lane a distance of 77.65 feet to a 5/8" iron rod set in the easterly boundary of Brady Road;

Thence northerly along the easterly boundary of the aforesaid Brady Road on a curve to the left, concave to the west, with a radius of 500.00 feet an arc length of 191.90 feet to a point, said curve having a chord bearing of North 38 degrees 21 minutes 53 seconds West and a chord distance of 190.70 feet;

Thence North 09 degrees 03 minutes 25 seconds East a distance of 46.04 feet to a 5/8" iron rod set;

Thence North 18 degrees 21 minutes 14 seconds West a distance of 200.45 feet to a 5/8" iron rod set;

Thence North 76 degrees 00 minutes 21 seconds West a distance of 362.55 feet to a 5/8" iron rod set;

Thence North 08 degrees 18 minutes 57 seconds East a distance of 145.13 feet to a point in a concrete sea wall located along Mill Creek;

Thence South 61 degrees 12 minutes 32 seconds East along said sea wall a distance of 58.48 feet to a point;

Thence South 65 degrees 48 minutes 57 seconds East continuing along said sea wall a distance of 434.49 feet to a point;

Thence South 43 degrees 51 minutes 05 seconds East continuing along said sea wall a distance of 333.36 feet to a point;

Thence South 42 degrees 26 minutes 38 seconds East continuing along said sea wall a distance of 253.10 feet to a point;

Thence South 37 degrees 29 minutes 33 seconds East continuing along said sea wall a distance of 390.35 feet to a point;

Thence South 45 degrees 47 minutes 12 seconds East continuing along said sea wall a distance of 135.56 feet to a point in said sea wall at its intersection with the apparent northerly boundary of the aforesaid Military Road;

Thence South 60 degrees 26 minutes 22 seconds West along the apparent northerly boundary of the aforesaid Military Road a distance of 156.16 feet to the Point of Beginning.

<u>Exhibit B</u>

REPRESENTATIONS AND WARRANTIES

1.   <u>Mutual Representations</u>. Each of the Members on behalf of itself, severally, represents and warrants as of the date hereof to the other Members that:

(a)   it has all necessary power and authority to execute and deliver, and perform its obligations under, this Agreement as a Member; this Agreement has been duly authorized, executed and delivered by such Member and the constituent members or Members of such Member; this Agreement constitutes the valid and legal binding obligation of each Member and is enforceable against each Member in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, moratorium and other similar laws of general applicability affecting creditors rights and general equity principles; and no consent or approval from any Governmental Authority or any third party is required in connection with the execution and delivery of this Agreement;

(b)   neither the execution of this Agreement by a Member nor the performance by each Member of its obligations hereunder will, to the best of each Member's knowledge, (i) conflict with or result in a breach of, the terms, conditions or provisions of, or constitute a default by any Member under, any agreement by which a Member is bound, or (ii) violate any restriction, requirement, covenant or condition contained in any agreement to which a Member is bound, or (iii) violate or conflict with any provision of any law to which such Member is subject;

(c)   it has not relied on any representations, warranties or promises (written or oral) with respect to the Company or the Property except as expressly set forth herein; and

(d)   no funds or assets of any of Member constitutes property of, or are beneficially owned directly or indirectly, by any person subject to sanctions or trade restrictions under United States law ("<u>Embargoed Person</u>" or "<u>Embargoed Persons</u>") that are identified on (1) the "List of Specially Designated Nationals and Blocked Persons" maintained by the Office of Foreign Assets Control (OFAC), U.S. Department of the Treasury, and/or on any other similar list maintained by OFAC pursuant to any authorizing statute including, but not limited to, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701 et seq., The Trading with the Enemy Act, 50 U.S.C. App. 1 et seq., and any Executive Order or regulation promulgated thereunder, with the result that the investment in the Company (whether directly or indirectly), is prohibited by law, or the Preferred Equity Investment made by Preferred Member would be in violation of law, or (2) Executive Order 13224 (September 23, 2001) issued by the President of the United States ("Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism"), any related enabling legislation or any other similar Executive Orders, and (b) no Embargoed Person has any direct interest or indirect interest, of any nature whatsoever in the Company, with the result that the investment in the Company (whether directly or indirectly), is prohibited by law or the Preferred Equity Investment is in violation of law.

2. <u>Investment Representations</u>. Each Member hereby makes the following representations and warranties to each other Member and the Company as follows, which are acknowledged and agreed to constitute material representations to be relied upon in connection with the organization of the Company and the issuance of Interests:

(a) Such Member has full authority, power and capacity to execute, deliver and perform such Member's obligations under this Agreement.

(b) Such Member has duly authorized, executed and delivered this Agreement and has duly authorized the performance of such Member's obligations under this Agreement.

(c) Such Member's authorization, execution, delivery and performance under this Agreement do not and will not conflict with any document, agreement, order applicable to such Member or by which such Member or his or its property is bound.

(d) There is no litigation, arbitration or governmental investigation or proceeding pending or, to the knowledge of such Member, threatened against or affecting such Member or such Member's Affiliates that individually or when aggregated with one or more other such litigations, arbitrations or governmental investigations or proceedings has or might reasonably be expected to have a material adverse effect on such Member's ability to execute, deliver and perform this Agreement.

(e) The Member understands and acknowledges that its Interest has not been registered for sale under any federal or state securities law and must be held indefinitely unless subsequently registered or an exemption from such registration is available (or with respect to the Preferred Membership Interest, until such Interest is redeemed in accordance with the terms of this Agreement).

(f) Such Member (A) has such knowledge and experience in financial and business matters to be able to evaluate the merits and risks of an investment in the Interest, (B) has been given or had access to sufficient information regarding the Company to evaluate the merits and risks of an investment in the Interest and (C) has concluded that such Member is able to bear the risks of an investment in the Interest.

(g) Such Member understands that the Interests are not traded and that no market is likely to exist for an Interest at the time of any desired resale. In addition, the Member understands that the transfer of an Interest is subject to certain restrictions set forth in this Agreement and under applicable federal and state securities laws.

(h) Either:

(i)   The Member is an *"accredited investor"* as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; or

(ii)   The Member represents and warrants that:

(A)   such Member is a natural Person;

(B)   such Member possesses such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of his or her investments in the Interests;

(C)   such Member's financial condition is such that he or she can afford to bear the economic risk of holding the Interests for an indefinite period of time and has adequate means for providing for his or her current needs and personal contingencies;

(D)   such Member can afford to suffer a complete loss of his or her investment in the Interests;

(E)   all information which such Member has provided to the Company concerning himself or herself and his or her financial position is correct and complete as of the date of this Agreement and, if applicable, as of any later date on which the Member acquires any Interest; and

(F)   such Member understands and has considered all risk factors related to the purchase of the Interests.

The foregoing representations and warranties shall survive the execution and delivery of this Agreement, any redemption of a Member's Interests, and any Dissolution of the Company.

<u>Exhibit C</u>

FORM OF

CERTIFICATE OF REDEMPTION

       The undersigned (the "<u>Preferred Member</u>") hereby certifies that it is the holder of the Preferred Member Interest in VICTORYBASE NY1, LLC, a Texas limited liability company (the "<u>Company</u>"), and that concurrently herewith, all of the undersigned's Preferred Member Interest in the Company has been fully redeemed. From and after [_____ ___, 202__] (the "<u>Redemption Date</u>"), the undersigned has no further interest in the Company. The undersigned does hereby release the Company and the Common Member in full from any and all claims arising from or relating to the undersigned's Preferred Member Interest in the Company other than as set forth in the preceding sentence. The undersigned further certifies that it has not heretofore sold, transferred, conveyed, assigned, encumbered or hypothecated any of the interest in the Company so redeemed. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Limited Liability Company Agreement of the Company dated [_____ ___, 202__] (as amended, restated or otherwise modified from time to time, the "<u>Agreement</u>").

Dated: [_____ ___, 202__]

LAWLER REALTY, LLC,
a New York limited liability company

By: Legacy Holdings of NNY, LLC,
       a New York limited liability company,
       its sole member

       By: _____
       Name: Corry Lawler
       Title: Authorized Signatory